Mail Stop 3561

December 6, 2007

By U.S. Mail and facsimile to (808) 543-7602

Constance H. Lau
President and Chief Executive Officer
Hawaiian Electric Industries, Inc.
900 Richards Street
Honolulu, HI 96813

> **Re: Hawaiian Electric Industries, Inc.**
> **Definitive 14A**
> **Filed March 27, 2007**
> **File No. 1-08503**

Dear Ms. Lau:

We have reviewed your response letter dated September 20, 2007 and have the following comments. Please respond to our comments by December 20, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Committee, page 12

1. We note your response to comment 1 in our letter dated August 21, 2007. Please revise your response to remove any limitations on your undertaking to comply with this response in the future.

Compensation Discussion and Analysis, page 14

2. We note your responses to comments 2, 10 and 11 in our letter dated August 21, 2007. Please revise your responses to clearly undertake to comply with these comments in the future.

3. We note your response to comment 3 in our letter dated August 21, 2007. Please revise your response to clearly undertake to comply with this comment in the future and to include disclosure in the proxy statement similar to what you have provided in your response.

Methodology for Competitive Benchmarking, page 15

4. We note your response to comment 4 in our letter dated August 21, 2007. Please identify the general industry companies that were weighted 50 percent for competitive benchmarking purposes and the other data against which you have benchmarked compensation. Also, please clearly indicate that you will comply with this comment.

Executive Incentive Compensation Plan, page 17

5. We note your response to comment 6 in our letter dated August 21, 2007 and we reissue that comment. Please provide us with analysis that demonstrates with specificity how disclosure of these targets would cause you competitive harm, other than in your efforts to retain executives or generally based on your policy of not providing earnings guidance. If disclosure of these metrics would cause you competitive harm, please discuss how difficult it will be for you to achieve the target levels on a prospective basis instead of based on past results.

6. We note your response to comment 7 in our letter dated August 21, 2007 and we reissue that comment. You state on page 15 that the compensation committee has the authority and discretion to modify or terminate executive compensation programs, but you do not state whether the compensation committee can exercise or has exercised discretion either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award or payout.

Do executive officers have change-in-control agreements?, page 21

7. We note your response to comment 8 in our letter dated August 21, 2007. Please undertake to include the disclosure from your response in the proxy statement.

Did the Company entered into any related person transactions …, page 45

8. We note your response to comment 13 in our letter dated August 21, 2007. Please clearly state in the proxy statement the types of transactions that are subject to Item 404(a) of Regulation S-K.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel

cc: Chet A. Richardson
        Vice President, General Counsel